Exhibit 99.2
Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter that was voted upon at the Annual General Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on May 7, 2014, and the outcome of each vote. For further details regarding the matters put before the meeting, please consult the Management Information Circular filed on SEDAR on April 11, 2014. Where voting was conducted by show of hands, the result of the vote is indicated and proxy returns are included for reference (votes cast in person by show of hands are not tabulated).

Shareholders and proxyholders representing 136,149,636 shares (32.67% of the issued and outstanding shares) attended the meeting.
Matter submitted	Results of voting
Setting the number of directors to be elected at 7	Approved by show of hands Proxy returns: 134,267,843 FOR (99.38%); 836,000 AGAINST (0.62%)

Election of directors	The election of each of the seven management nominees was approved by show of hands Proxy returns:
	Nominee	FOR		WITHHELD
	Alan Moon	112,536,501	(98.81%)	1,352,606	(1.19%)
	Arnold Klassen	113,382,795	(99.56%)	506,312	(0.44%)
	Jon Gill	113,545,791	(99.70%)	343,316	(0.30%)
	Frank Hallam	65,480,238	(57.49%)	48,412,869	(42.51%)
	Peter Crossgrove	64,523,841	(56.65%)	49,365,266	(43.35%)
	Anthony Makuch	113,436,628	(99.60%)	452,479	(0.40%)
	Diane Francis	112,056,891	(98.39%)	1,832,216	(1.61%)

Appointment of Deloitte LLP as auditors of the Corporation, with their remuneration to be fixed by the directors	Approved by show of hands Proxy returns: 135,124,812 FOR (99.62%); 0 AGAINST (0%); 518,651 WITHHELD (0.38%)